UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2015
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated December 18, 2015, announcing the Company's agreement to acquire two 114,000 dwt product tankers and subsequent commencement on long term charters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 21, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Acquisition of two 114,000 dwt product tankers in combination with long term charters

Press release from Ship Finance International Limited, December 18, 2015.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), today announced that the Company has agreed to build two 114,000 dwt LR2 oil product carriers at a shipyard in Korea. The vessels are scheduled to be delivered during the second half of 2017 and will thereafter commence long term time-charters to a US based investment-grade energy company.

The charter period will be minimum seven years with options to extend the charter period by up to two years, and the aggregate annual EBITDA contribution from the vessels is estimated to approximately $11 million on average during the firm period of the charter.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to further expand our presence in the tanker market with long term time-charters to one of the leading oil majors. The transaction demonstrates our standing in the market as a high quality provider of transportation services for our customers, and we continue building our fleet and charter backlog with accretive acquisitions."

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

About Ship Finance

Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.